Leading German Carrier envia TEL Selects Orckit-Corrigent’s Carrier Ethernet + Transport Solution and 3M Services support to enhance its Enterprise Service Capabilities

3M Services Strategically Collaborate with Orckit-Corrigent to Distribute and Support Orckit-Corrigent’s Product Portfolio in Germany

Tel-Aviv, Israel – December 6th, 2010 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor today announced that envia TEL GmbH, a leading German Telecommunications Service Provider and Operator for business customers, has chosen Orckit-Corrigent’s CE+T solution and 3M Services’ solutions to enhance its Transport and Packet Network suite of solutions.
The deal is followed by strategic cooperation between Orckit-Corrigent and 3M Services for the distribution and first-line support for Orckit-Corrigent’s products in Germany.

“Following a comprehensive evaluation of the various solutions available, it was clear that Orckit-Corrigent’s Carrier Ethernet and Transport solution best addresses our business goals and needs,” said Mr. Jens Wengenmayr, Chief Technical Officer of envia TEL. "Moreover, we have a strong history with 3M Services and we view the combination of 3M Services’ comprehensive support and Orckit’s technology as a winning formula for our company and our customers.”

Orckit-Corrigent’s CM-4000 solution is an innovative CE+T portfolio, based on MPLS and MPLS-TP technologies, designed for the delivery of any Ethernet and TDM services over packet-based networks. The products are fully compliant with industry standards and fully interoperable with 3rd party switches and routers.

“We are pleased to embark on a new strategic partnership with Orckit–Corrigent and we believe that this partnership brings a unique value proposition to the market by offering state-of-the-art Carrier Ethernet solutions capable of delivering both Ethernet and packet transport services across data networks,” said Mr. Manfred Brandt, CEO of 3M Services. “We see strong demand for Orckit-Corrigent’s technologies in Germany, especially today, when the demands of operators to reduce capital and operating expenses are at a peak.”

Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President at Orckit Communication commented, “We are pleased to serve envia TEL, increase our customer base in Germany, and to partner with 3M services. Joining forces with 3M Services on this network implementation will allow Orckit to provide envia TEL with a comprehensive, MPLS based solution that best fits their networking needs. Additionally, the new partnership will help Orckit better service its existing customers in the region."

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About envia TEL
envia TEL GmbH is one of the leading regional carriers and service providers in central Germany. A dedicated high-speed network offers envia TEL products and services across the full range of telecommunications, Residential as well as Business services. The company employs 110 people at location in Chemnitz, Cottbus, Halle and Markkleeberg. For more information, visit www.enviatel.de

About 3M Services
3M Services GmbH (formerly known as Quante-Netzwerke GmbH), part of the 3M Group which is represented in more than 70 countries, is a young, dynamic company providing full-service solutions in the telecommunications sector. Together with the 4,500 employees of 3M Deutschland GmbH 3M Services and 3M Deutschland GmbH generate a global turnover exceeding Euro1 billion. For more Information, visit http://www.3m-services.de/Telekommunikation/index.php

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit www.orckit.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.